November 13, 2017

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Inbit Corp.

Form 10-K for the Fiscal Year Ended December 31, 2016

Filed March 27, 2017

File No. 333-209497

To the men and women of the SEC:

On behalf of Inbit Corp., (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated October 30, 2017 addressed to Mr. Tan Chee Hong, the Company’s Chief Executive Officer, with respect to the Company’s filing of its 10-K on March 27, 2017.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

Report of Independent Registered Public Accounting Firm, page F-1

1.	Please amend your Form 10-K to include the opinion of Gillespie & Associates for the December 31, 2015 audited financial statements. Also, to the extent that the financial statements for the period from inception to December 31, 2016 have been audited, please revise the opinion of Weld Asia Associates to indicate as such or clearly label this information as unaudited.

Company Response:

We have filed a Form 10-K/A for the year ended December 31, 2016 accordingly. Weld Asia Associates have amended the audit opinion for the year ended December 31, 2015 audited financial statement. We have revised the audit opinion under Report of Independent Registered Public Accounting Firm on page F-1.

Controls and Procedures, page 8

2.	We note that you concluded your disclosure controls and procedures (“DCP”) were effective while also concluding that your internal control over financial reporting (“ICFR)”) was not effective due to the material weaknesses. Please explain how you arrived at different conclusions in light of the existing material weaknesses or amend your conclusion. Your explanation should be comprehensive and address all of the components of the definition of disclosure controls and procedures. Refer to Sections II.D and E of SEC Release 33-8238, in which the Commission recognizes that there is substantial overlap between ICFR and DCPs. For example, DCPs often include those components of ICFR that provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP. Please include in your response an explanation as to how you determined that the material weaknesses in your ICFR were not one of the components of ICFR that is also included in disclosure controls and procedures. This comment also applies to the conclusions reached in your Forms 10-Q for the quarters ended March 31, 2017 and June 30, 2017.

Company Response:

There is a typing error under our disclosure controls and procedures. We have filed a Form 10-K/A for the year ended December 31, 2016 accordingly. We have revised our disclosure under Disclosure Controls and Procedures on page 8. Also, we have filed the Forms 10-Q/A for the quarters ended March 31, 2017 and June 30, 2017 to revise our disclosure under Disclosure Controls and Procedures.

3.	We note that you used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework to evaluate your internal controls over financial reporting. In your amended Form 10-K, please revise to specify whether you applied the 1992 or 2013 COSO framework in your assessment. Refer to Item 308(a)(2) of Regulation S-K.

Company Response:

We have filed a Form 10-K/A for the year ended December 31, 2016 accordingly. The following has been added to page 9 under Management’s Annual Report on Internal Control over Financial Reporting:

In evaluating the effectiveness of our internal control over financial reporting, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control – Integrated Framework (2013) and SEC guidance on conducting such assessments.

4.	To the extent you have begun to remediate the material weaknesses noted, please include a discussion of the actions you have taken to carry out such plans and the current status of your efforts.

Company Response:

We have filed a Form 10-K for the year ended December 31, 2016 accordingly. The following has been added to page 9 under Management’s Annual Report on Internal Control over Financial Reporting:

In an effort to remediate the identified material weaknesses and other deficiencies and enhance our internal controls, we have initiated, or plan to initiate, the following series of measures:

1.	We plan to appoint one or more outside directors to our board of directors who shall be appointed to an audit committee resulting in a fully functioning audit committee who will undertake the oversight in the establishment and monitoring of required internal controls and procedures such as reviewing and approving estimates and assumptions made by management when funds are available to us.

2.	We plan to create a position to segregate duties consistent with control objectives and will increase our personnel resources and technical accounting expertise within the accounting function when funds are available to us. The accounting personnel is responsible for reviewing the financing activities, facilitate the approval of the financing, record the information regarding the financing, and submit SEC filing related documents to our legal counsel in order to comply with the filing requirements of SEC.

3.	We plan to prepare written policies and procedures for accounting and financial reporting to establish a formal process to close our books monthly on an accrual basis and account for all transactions, including equity and debt transactions.

We anticipate that these initiatives will be at least partially, if not fully, implemented by the end of fiscal year 2018.

Date: November 13, 2017
/s/ Tan Chee Hong
Tan Chee Hong
Chief Executive Officer